April 29, 2026

Stephen M. Spray
Chief Executive Officer
Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, Ohio 45014

       Re: Cincinnati Financial Corporation
           Registration Statement on Form S-3
           Filed April 22, 2026
           File No. 333-295237
Dear Stephen M. Spray:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Amy Shepherd, Esq.